SilverCrest’s Santa Elena Mine Expansion Continues on Schedule

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. July 6, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce an update on activities for the Santa Elena Mine Expansion Plan and the ongoing Phase II La Joya drill program in Mexico. The Santa Elena Mine expansion remains on schedule, targeting a 100% increase in metal production commencing in 2014. Resource definition drilling and extensive metallurgical test work continues at La Joya with an anticipated Q4, 2012 resource update. The most significant activities are outlined below. For more information and to view photos and videos, please visit the Company’s website at www.silvercrestmines.com.

Santa Elena Expansion Plan

  GR Engineering Services (GRES) of Brisbane, Australia is completing the design and engineering with respect to the proposed 3,000 tonne per day CCD processing plant. Construction is scheduled to commence in Q4, 2012. Initial construction priorities include earthworks, pouring foundations and tank fabrication. Detailed engineering for the entire facility should be completed by Q1, 2013 with a target to begin milling ore from the open pit by January 2014.

  Long lead time equipment for the new processing plant is currently being sourced either through purchase of used equipment and/or procurement of new equipment which is being funded from the Company’s treasury.

  Underground decline work continues with approximately 470 metres of the main ramp driven to date. The total underground development budgeted for 2012 is approximately 1500 metres. This 4.5 x 4.0 metre production decline ramp will provide access to underground resources with an anticipated initial production rate of 1,000 tonnes per day starting in mid-2014.

  The leach pad expansion is well advanced with completion expected in July. This pad expansion will provide a further 2 years of capacity for open pit heap leach material. Once the new processing plant is operational, use of the leach pads will be discontinued.

  Gold and silver metals inventory remaining on the leach pads is currently being assessed as part of the mill feed for the Expansion Plan. Based on in-pit grade control, crusher composites and produced metals to date, approximately 1.9 million tonnes containing significant residual gold and silver ounces exists on the leach pad. Based on the current mine schedule, approximately 4 million tonnes of heap leached material may be available for reprocessing once the CCD processing plant is constructed. This inventory and amenability for recovery in the proposed processing plant will be addressed in the upcoming Expansion Plan Pre-Feasibility Study (“PFS”). The Company cautions that the potential quantities reported above are conceptual in nature and there has been insufficient work to date to define a NI 43-101 compliant resource.

  A shallow 13 hole in pit drill program to better define tonnages and grade of the lower part of the planned open pit was completed in June. Results confirm the high grade nature of mineralization which shows up to 6.2 gpt Au and 102.7 gpt Ag over 16 metres. A new Gemcom block model is being constructed to augment the Santa Elena Life-of-Mine-Plan and refine projected future cash flows.

  Surface drilling of the Santa Elena Main Zone is underway to further delineate underground Resources for conversion to Reserves based on completion of the Expansion Plan PFS anticipated by year end. Eighteen proposed holes are currently being drilled.

  The Cruz de Mayo Project is a component of the Santa Elena Expansion Plan and work is ongoing to complete a PFS in Q3, 2012. An additional 6 holes are to be drilled in July to further delineate Resources for conversion to Reserves.

La Joya Exploration

  Phase II core drilling with two drill rigs continues to expand the known mineralized zones. Initial holes in this program have expanded mineralization to the north and east while more recent drilling has tested favorable areas to the south and west. To date, 40 of the 60 core holes planned for the Phase II program have been completed with an additional 20 reverse circulation holes to be completed upon rig availability. Assay results for the next 10 to 15 holes are being compiled and expected to be released later this month.

  A new resource estimate for La Joya is anticipated in Q4 2012 with a target to increase the current resource of plus 100 million ounce silver equivalent (Ag-Cu-Au) by 50 to 100%. Please refer to February 21, 2012 Technical Report filed on SEDAR.

  Results to date from drilling at La Joya suggest that there is significant mineralization containing tungsten, molybdenum, tin, lead and zinc that may be by-products to the dominant silver-copper-gold mineralization. Further drill results and the subsequent resource update should assist with delineating this potential.

  Acquisition of data generated from a historical airborne geophysical survey over an estimated 1400 square kilometre area including La Joya has been completed. This data was reprocessed by Fugro Airborne Geophysics of Ottawa, Canada with 25 additional magnetic-gravity-IP targets defined using La Joya geophysical signatures as guidelines. The Company is currently prioritizing these targets for further exploration work with plans to drill a number of the highest priority targets later this year.

  To accommodate the identification of the new targets in the area, the Company has expanded its land package at La Joya to a total of 10,656 hectares.

J. Scott Drever, President stated; “We are certainly pleased as to how the various components of the Santa Elena Expansion Plan to double our production and the exploration of the La Joya project are progressing. Most importantly, as we anticipated, the work is being funded largely from operational cash flow of approximately $2.5 million per month leaving our treasury of $35 million intact for the larger capital items associated with the mill facilities. This planned strategy insulates the Company from the need to finance during the current market conditions”.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
-----------------------------------------------	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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